Filed Pursuant to Rule 424(b)(3)
Registration No. 333-274564

Prospectus Supplement No. 1

(To Prospectus dated December 15, 2023)

ALLURION TECHNOLOGIES, INC.

Up to 56,560,431 Shares of Common Stock

This prospectus supplement no. 1 (this “Prospectus Supplement”) amends and supplements the prospectus dated December 15, 2023 (as supplemented or amended from time to time, the “Prospectus”) which forms part of our Registration Statement on Form S-1/A (Registration Statement No. 333-274564). This Prospectus Supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on December 15, 2023 (the “8-K”). Accordingly, we have attached the 8-K to this Prospectus Supplement.

This Prospectus Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on this Prospectus Supplement.

Our common stock is listed on The New York Stock Exchange (“NYSE”) under the symbol “ALUR” and our public warrants are listed on the NYSE under the symbol “ALUR.WS”. On December 14, 2023, the last quoted sale price for shares of our common stock as reported on the NYSE was $3.44 per share, and the last quoted sale price for our public warrants as reported on the NYSE was $0.35 per warrant.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 8 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is December 15, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 12, 2023

Allurion Technologies, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-41767	92-2182207
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11 Huron Drive
Natick, Massachusetts	01760
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (508) 647-4000

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	ALUR	The New York Stock Exchange
Warrants to purchase 1.420455 shares of common stock, each at an exercise price of $8.10 per share of common stock	ALUR WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On December 12, 2023, Allurion Technologies, Inc. (the “Company”) and its wholly-owned subsidiary, Allurion France (“Allurion France”) entered into a Settlement Agreement with Mr. Benoit Chardon, its Chief Commercial Officer (the “Settlement Agreement”). The terms of the Settlement Agreement with Mr. Chardon are described in Item 5.02 below.

Also on December 12, 2023, Mr. Chardon, Benoit Chardon Consulting (“BCC”) and Allurion France entered into a Termination Agreement (the “Termination Agreement”), pursuant to which the parties agreed to terminate the Corporate Officer Agreement, entered into on June 26, 2023 and effective September 1, 2023, by and among BCC, Mr. Chardon and Allurion France (the “Corporate Officer Agreement”). The terms of the Termination Agreement are described in Item 1.02 below.

Item 1.02 Termination of a Material Definitive Agreement.

On December 12, 2023, by virtue of the Termination Agreement, the parties mutually agreed to terminate the Corporate Officer Agreement as of December 31, 2023 (the “Departure Date”). Under the Corporate Officer Agreement, BCC held the position and performed the duties of managing director of Allurion France.

Pursuant to the Termination Agreement, BCC will resign from its duties as managing director of Allurion France effective as of the Departure Date and Allurion France will pay BCC all amounts due to it under the Corporate Officer Agreement for monthly consulting fees through the Departure Date and its variable compensation due for the third quarter of 2023. In addition, Allurion France will pay BCC a lump-sum termination fee of €156,740. The Termination Agreement contains a mutual release and non-disparagement provision as well as a non-solicitation provision by BCC in favor of Allurion France.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 12, 2023, the Company’s Chief Commercial Officer, Benoit Chardon, resigned effective December 31, 2023. In connection with his departure, the Company and Allurion France entered into the Settlement Agreement with Mr. Chardon, pursuant to which the Company agreed to pay Mr. Chardon €183,260, which amount was used in payment of the exercise price of vested options held by Mr. Chardon to purchase an aggregate 165,539 shares of common stock of Allurion. The Settlement Agreement contains a mutual release and non-disparagement provision as well as a non-solicitation provision by Mr. Chardon in favor of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Allurion Technologies, Inc.

Date: December 15, 2023	By:	/s/ Chris Geberth
Chief Financial Officer